FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of October 2020

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Six-month Period Ended September 30, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 29, 2020	By:	/s/ Christopher O'Reilly
Christopher O'Reilly
Global Head of Investor Relations

Summary of Financial Statements for the Six-month Period Ended September 30, 2020 (IFRS, Consolidated)
October 29, 2020

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306
Global Head of IR, Global Finance
Scheduled date of securities report submission: November 10, 2020
Scheduled date of dividend payment commencement: December 1, 2020
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Six-month Period Ended September 30, 2020 (April 1 to September 30, 2020)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Six-month Period Ended September 30, 2020	1,590,785	(4.2)	215,588	97.7	125,561	302.9	86,589	15.7
Six-month Period Ended September 30, 2019	1,660,169	88.5	109,033	(36.6)	31,166	(80.6)	74,834	(40.8)

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Six-month Period Ended September 30, 2020	86,548	15.8	64,443	—	55.45		55.13
Six-month Period Ended September 30, 2019	74,738	(41.0)	(122,997)	—	48.01		47.87

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Six-month Period Ended September 30, 2020	507.6	(6.3)	221
Six-month Period Ended September 30, 2019	541.6	155.5	244

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of September 30, 2020	12,414,747	4,666,499	4,662,402	37.6	2,982.30
As of March 31, 2020	12,821,094	4,727,486	4,723,483	36.8	3,032.22

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2020	—	90.00	—	90.00	180.00
For the Fiscal Year Ending March 31, 2021	—	90.00
For the Fiscal Year Ending March 31, 2021 (Projection)			—	90.00	180.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2021 (April 1, 2020 to March 31, 2021)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Core Operating Profit		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share	Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)	(JPY)
For the Fiscal Year Ending March 31, 2021	3,200,000	(2.8)	984,000	2.3	434,000	332.2	258,000	-	124,000	180.3	79.39	420
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

FY2020 Management Guidance
Underlying Revenue Growth	Low-single-digit growth
Underlying Core Operating Profit Growth	High-single-digit growth
Underlying Core Operating Profit Margin	Low-30s %
Underlying Core EPS Growth	Low-teen growth
(Note) Please refer to page 6 for details of "Underlying growth".

▪Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
September 30, 2020	1,576,387,908 shares
March 31, 2020	1,576,373,908 shares

2) Number of shares of treasury stock at period end:
September 30, 2020	13,031,872 shares
March 31, 2020	18,608,312 shares

3) Average number of outstanding shares (for the six-month period ended September 30):
September 30, 2020	1,560,848,065 shares
September 30, 2019	1,556,734,754 shares

▪This summary of quarterly financial statements is not subject to quarterly review by the external auditor
▪Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Six-month Period Ended September 30, 2020 (3) Outlook for the Fiscal Year Ending March 31, 2021" on page 11.

•
Supplementary materials for the financial statements including Data Book and Earnings Presentation of the conference call on October 29, 2020, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
1. Financial Highlights for the Six-month Period Ended September 30, 2020
(1) Business Performance
(i) Consolidated Financial Results (April 1 to September 30, 2020)

	Billion JPY or percentage
	FY2019 H1*	FY2020 H1	Change versus the same period of the previous fiscal year
Revenue	1,660.2	1,590.8	(69.4)	(4.2)%
Cost of Sales	(562.0)	(487.7)	74.3	(13.2)%
Selling, General and Administrative expenses	(462.5)	(418.6)	43.8	(9.5)%
Research and Development expenses	(230.4)	(225.0)	5.4	(2.3)%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(225.2)	(208.1)	17.1	(7.6)%
Other Operating Income	11.3	69.5	58.1	513.8%
Other Operating Expenses	(82.4)	(105.2)	(22.8)	27.7%
Operating Profit	109.0	215.6	106.6	97.7%
Finance Income	17.4	29.6	12.3	70.6%
Finance Expenses	(99.3)	(110.7)	(11.5)	11.5%
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	4.0	(8.9)	(13.0)	—
Profit Before Income Tax	31.2	125.6	94.4	302.9%
Income Tax (Expenses) Benefit	43.7	(39.0)	(82.6)	—
Net Profit for the Period	74.8	86.6	11.8	15.7%
*During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the acquisition of Shire plc (the "Shire Acquisition"). Accordingly, the condensed interim consolidated statements of profit or loss for the six-month period ended September 30, 2019 were retrospectively adjusted.
Revenue. Revenue for the six-month period ended September 30, 2020 was 1,590.8 billion JPY, a decrease of 69.4 billion JPY, or 4.2%, compared to the same period of the previous fiscal year. Of this decline, 2.7 percentage points ("pp") was due to the negative impact of the appreciation of the yen.
Within our core therapeutic areas, Gastroenterology (GI) and Plasma-Derived Therapies (PDT) Immunology contributed positive revenue growth; however, they were offset by intensified competition and generic erosion in Rare Diseases, and the negative impact across the portfolio from changes in foreign exchange rates. Overall, the global spread of COVID-19 did not have a material effect on our revenue for the six-month period ended September 30, 2020. Although an adverse effect due to COVID-19 has been observed in certain therapeutic areas, especially in Neuroscience in the first several months of the period, for reasons such as patients’ less frequent visits to medical care providers, on the other hand, an expansion of certain products with a more convenient administration profile was observed in the early phase of the outbreak. Both of these trends normalized towards the end of the six-month period to pre-COVID-19 levels. Revenue outside of our core therapeutic areas decreased by 75.6 billion JPY, or 20.6%, mainly due to several divestitures completed in the fiscal year ended March 31, 2020, as well as a decline of off-patented products such as ULORIC (for hyperuricemia) and COLCRYS (for gout).
Year-on-year change in revenue for this six-month period in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 379.8 billion JPY, a year-on-year increase of 38.3 billion JPY, or 11.2%. Growth was driven by Takeda's top-selling product ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), with sales of 207.0 billion JPY, a year-on-year increase of 38.6 billion JPY, or 22.9%. Market share growth in the U.S. and in Europe was driven by further penetration in the bio-naïve segment in UC and CD, resulting in increased overall market share. In Japan, the increase in sales was primarily driven by the UC indication. Sales of TAKECAB (for acid-related diseases) were 40.0 billion JPY, an increase of 5.0 billion JPY, or 14.2%, versus the same period of the previous fiscal year. This increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome) increased by 3.9 billion JPY, or 13.5%, versus the same period of the previous fiscal year to 33.2 billion JPY, primarily due to increased average length of time on therapy for the adult population. Growth of ENTYVIO, TAKECAB and GATTEX/REVESTIVE fully absorbed the net decrease of other GI products such as off-patented pantoprazole (for peptic ulcer), which declined by 3.0 billion JPY, as well as declines of DEXILANT (for

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
acid reflux disease) by 2.7 billion JPY and AMITIZA (for chronic constipation) by 2.7 billion JPY primarily due to intensified competition.
•Rare Diseases. In Rare Diseases, revenue decreased by 32.4 billion JPY, or 9.9%, compared to the same period of the previous fiscal year to 295.4 billion JPY. Revenue in Rare Hematology decreased by 32.5 billion JPY, or 18.6%, to 142.8 billion JPY. Sales of ADVATE (for hemophilia A) decreased by 19.8 billion JPY, or 23.8%, to 63.4 billion JPY driven by the competitive landscape, increasing price pressure in the short half-life segment, and patient switches to ADYNOVATE. FEIBA sales decreased by 7.3 billion JPY, or 26.1%, to 20.6 billion JPY mainly due to competitive pressure in the prophylaxis segment of the inhibitors market in Europe. Both ADVATE and FEIBA were also negatively impacted by timing of shipments in Growth and Emerging Markets in the current period. Revenue in Rare Metabolic decreased by 12.5 billion JPY, or 13.5%, to 79.6 billion JPY primarily due to the product recall of NATPARA (for hypoparathyroidism) in the U.S. in September 2019, which resulted in a decline of NATPARA sales of 10.9 billion JPY, or 87.8%, to 1.5 billion JPY. Revenue in Hereditary Angioedema (HAE) was 72.9 billion JPY, a year-on-year increase of 12.6 billion JPY, or 20.9%, driven by TAKHZYRO launches with strong patient uptake. Sales of TAKHZYRO were 43.7 billion JPY, an increase of 13.1 billion JPY, or 42.6%, versus the same period of the previous fiscal year. Sales of CINRYZE and FIRAZYR remained broadly flat versus the same period of the previous fiscal year due to successful portfolio co-positioning and limited generic impact.
•PDT Immunology. In Plasma-Derived Therapies (PDT) Immunology, revenue increased by 11.2 billion JPY, or 5.8%, compared to the same period of the previous fiscal year to 205.9 billion JPY. Aggregate sales of immunoglobulin products were 162.7 billion JPY, an increase of 16.2 billion JPY, or 11.0%, fueled by strong demand and growing supply capabilities. In particular, GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized IVIG (intravenous immunoglobulin) brand that is the standard of care treatment for PID and MMN in the U.S. CUVITRU, an SCIG (subcutaneous immunoglobulin) brand also marked double digit growth. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 28.6 billion JPY, a decrease of 5.5 billion JPY, or 16.1%, versus the same period of the previous fiscal year. The decline was primarily related to the timing of shipments in China; higher sales in China during the six-month period of the previous fiscal year, which were the result of a supply phasing from the fiscal year prior to that.
•Oncology. In Oncology, revenue was 210.0 billion JPY, a year-on-year decrease of 4.8 billion JPY, or 2.2%. Sales of NINLARO (for multiple myeloma) were 44.4 billion JPY, an increase of 6.1 billion JPY, or 15.9%, versus the same period of the previous fiscal year, reflecting strong growth in global sales particularly in the U.S. and China, driven in part by certain characteristics that make it more attractive or convenient in light of the spread of COVID-19, such as a more convenient administration profile. NINLARO is a once-weekly oral tablet that can be taken at home, which may reduce some of the logistical burden for patients as its administration does not require an infusion or injection at a hospital, clinic or physician’s office. Sales of ADCETRIS (for malignant lymphomas) increased by 4.8 billion JPY, or 18.7% to 30.6 billion JPY versus the same period of the previous fiscal year, reflecting strong growth in sales particularly in Japan where it has progressively expanded its approved indications in recent years, especially at the end of 2019. Sales of ICLUSIG (for leukemia) increased by 2.2 billion JPY, or 14.8%, versus the same period of the previous fiscal year to 16.8 billion JPY, benefitting from a new omni-channel promotion approach in the U.S. and from geographic expansion ex-U.S. Sales of ALUNBRIG (for non-small cell lung cancer) increased by 0.9 billion JPY, or 27.4%, versus the same period of the previous fiscal year to 4.3 billion JPY, as it continues to launch in European and emerging countries. The growth of the aforementioned products was offset by the decline of off-patented products. Sales of VELCADE (for multiple myeloma) decreased by 13.6 billion JPY, or 21.4% compared to the same period of the previous fiscal year to 50.0 billion JPY. This included ex-U.S. royalty income of 2.4 billion JPY, a significant year-on-year decrease of 4.1 billion JPY, or 62.6%, due to generic entries in Europe and China in 2019. Sales in the U.S. decreased by 9.5 billion JPY, or 16.7%, to 47.6 billion JPY versus the same period of the previous fiscal year, reflecting fewer new patient starts in first-line therapy. We believe this was a consequence of patients refraining from visiting medical care providers due to COVID-19, as VELCADE is administered predominantly via a subcutaneous injection at medical institutions, as well as the approval of a competitor product’s subcutaneous formulation at the beginning of May 2020 in the U.S. Sales of leuprorelin (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, decreased by 6.8 billion JPY, or 12.0%, versus the same period of the previous fiscal year to 49.9 billion JPY, mainly due to a lower supply revenue in the U.S. This is in relation to production stoppages initiated at our manufacturing facility in Japan to enhance overall compliance in alignment with Takeda standards, extended as a part of corrective actions as follow up to recent inspection activities.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
•Neuroscience. In Neuroscience, revenue was 207.8 billion JPY, a year-on-year decrease of 6.1 billion JPY, or 2.8%. This decrease was partially attributable to REMINYL (for Alzheimer's disease), which faced generic introduction in Japan in June 2020, and sales of which decreased by 3.5 billion JPY, or 38.7%, to 5.5 billion JPY. Sales of ROZEREM (for insomnia) and ADDERALL XR (for attention deficit hyperactivity disorder (ADHD)) were also negatively impacted by the loss of exclusivity in the U.S. in July 2019. Sales of VYVANSE (for ADHD), a leading branded medication in the U.S., were 132.6 billion JPY, an increase of 1.1 billion JPY, or 0.8%, versus the same period of the previous fiscal year. Although VYVANSE had been negatively affected by COVID-19 in the first several months of the period when stay-at-home restrictions reduced patient visits, subsequent diagnoses and created temporary discontinuation of medication, the trend has normalized to pre-COVID-19 levels and the product returned to growth in the latest three-month period. Sales of TRINTELLIX (for major depressive disorder (MDD)) were 35.0 billion JPY, an increase of 0.3 billion JPY, or 0.9%, versus the same period of the previous fiscal year.
Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
Revenue:	FY2019 H1		FY2020 H1
Japan	299.4	18.0%	282.4	17.8%
United States	805.9	48.5%	786.1	49.4%
Europe and Canada	321.8	19.4%	327.2	20.6%
Russia/CIS	36.9	2.2%	21.7	1.4%
Latin America	75.8	4.6%	59.0	3.7%
Asia (excluding Japan)	83.9	5.1%	78.3	4.9%
Other＊	36.5	2.2%	36.2	2.3%
Total	1,660.2	100.0%	1,590.8	100.0%
* Other includes the Middle East, Oceania and Africa.
Cost of Sales. Cost of Sales decreased by 74.3 billion JPY, or 13.2%, to 487.7 billion JPY and the Cost of Sales Ratio decreased by 3.2 pp to 30.７% compared to the same period of the previous fiscal year. This was primarily caused by 80.2 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the Shire Acquisition.
Selling, General and Administrative (SG&A) expenses. SG&A expenses decreased by 43.8 billion JPY, or 9.5%, to 418.6 billion JPY compared to the same period of the previous fiscal year, primarily due to the favorable impact from cost efficiencies and synergies from the integration of Shire and lower spend from impacts of COVID-19 such as less travel and fewer commercial events.

Research and Development (R&D) expenses. R&D expenses decreased by 5.4 billion JPY, or 2.3%, to 225.0 billion JPY, primarily due to savings from pipeline prioritization.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products decreased by 17.1 billion JPY, or 7.6%, to 208.1 billion JPY compared to the same period of the previous fiscal year. This decrease is primarily attributable to an impairment charge of 15.6 billion JPY recorded in the same period of the previous fiscal year related to our decision to terminate the TAK-616 AMR program following the interim readout in May 2019.
Other Operating Income. Other Operating Income increased by 58.1 billion JPY, or 513.8%, to 69.5 billion JPY compared to the same period of the previous fiscal year, predominantly driven by a 60.2 billion JPY gain triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647") to reflect management’s decision to terminate the clinical trial program related to SHP647 upon the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647.
Other Operating Expenses. Other Operating Expenses were 105.2 billion JPY, an increase of 22.8 billion JPY, or 27.7%, compared to the same period of the previous fiscal year, primarily due to an 18.6 billion JPY loss recognized in the three months ended June 30, 2020 from changes in the fair value of contingent consideration assets driven by the impact of Novartis'

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
withdrawal of the Marketing Authorisation Application in Europe for XIIDRA, which Takeda sold to Novartis in July 2019.
Operating Profit. As a result of the above factors, Operating Profit increased by 106.6 billion JPY, or 97.7% compared to the same period of the previous fiscal year to 215.6 billion JPY.

Net Finance Expenses. Net Finance Expenses was 81.1 billion JPY in the current period, a decrease of 0.8 billion JPY compared to the same period of previous fiscal year. This decrease included 10.2 billion JPY decrease of interest expense mainly attributable to reduction in outstanding balances of bonds and loans as well as lower interest rates on borrowings with variable interest rates and 8.1 billion JPY valuation gain in financial income recognized on the warrant to purchase stocks of a company that went public in October 2019. These impacts were predominantly offset by factors such as decrease in interest income and net loss on foreign currency exchange.

Share of Loss of Associates Accounted for Using the Equity Method. Share of Loss of Associates Accounted for Using the Equity Method was 8.9 billion JPY, a decrease of gain 13.0 billion JPY compared to Share of Profit of Associates Accounted for Using the Equity Method of 4.0 billion JPY for the same period of the previous fiscal year, mainly due to an impairment loss recognized by Teva Takeda Pharma Ltd, a business venture of Takeda and Teva Pharmaceutical Industries Ltd. The impairment loss was recorded in the three-month period ended June 30, 2020, resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision Teva Takeda Pharma Ltd. made to divest a part of its generics business and a manufacturing plant.
Income Tax (Expenses) Benefit. Income Tax Expenses were 39.0 billion JPY for the current period, compared to Income Tax Benefit of 43.7 billion JPY for the same period of the previous year, primarily due to an increase in Profit Before Tax and the recognition of a non-cash deferred tax benefit of 56.3 billion JPY as a result of the enactment of a new taxing regime in Switzerland (Swiss Tax Reform) during the same period of the previous year.
Net Profit for the Period. Net Profit for the Period increased by 11.8 billion JPY, compared to the same period of the previous fiscal year to 86.6 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
(ii) Underlying Results (April 1 to September 30, 2020)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.

Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Underlying Results

FY2020 H1
Underlying Revenue Growth	+0.5%
Underlying Core Operating Profit Growth	+1.9%
Underlying Core Operating Profit Margin	31.6%
Underlying Core EPS	-0.4%

Underlying Revenue Growth was 0.5% compared to the same six-month period of the previous fiscal year. Underlying revenue attributable to Takeda’s 14 global brands* grew by 15.4%, despite negative impacts such as the NATPARA recall in the U.S. and a decline of off-patented products.
*    Takeda's 14 global brands
    GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
    Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
    PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
    Oncology: NINLARO, ALUNBRIG

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)

Underlying Revenue Growth by Therapeutic Area
GI	+14.5%
Rare Diseases	-5.3%
Rare Metabolic	-6.4%
Rare Hematology	-14.7%
Hereditary Angioedema	+23.8%
PDT Immunology	+8.8%
Oncology	+0.3%
Neuroscience	-0.4%
Other	-13.0%
Total	+0.5%
(Note) Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures. Please refer to 1. Financial Highlights for the Six-month Period Ended September 30, 2020, (1) Business Performance, (i) Consolidated Financial Results, for the revenue of each core therapeutic areas and sales of major products before underlying adjustments.

Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:
•Net sales of XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from the same period of the previous fiscal year.
•Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries, is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2020.
•Revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States, is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2020.
•Net sales from TACHOSIL are excluded from both the current period and the same period of the previous fiscal year.
•Net sales of products related to divestiture agreements that were publicly announced and expected to complete within the calendar year 2020 are also excluded from both the current period and the same period of the previous fiscal year.

Underlying Core Operating Profit Growth was 1.9% compared to the same six-month period of the previous fiscal year, reflecting cost synergies and lower spend from impacts of COVID-19 offset by lower Gross Profit due to product mix.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 507.6 billion JPY.

Underlying Core Operating Profit Margin for the current period was 31.6%, an increase of 0.4 pp compared to the same six-month period of the previous fiscal year.

Underlying Core EPS Growth for the current period was -0.4%.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
(2) Consolidated Financial Position
Assets. Total Assets as of September 30, 2020 were 12,414.7 billion JPY, reflecting a decrease of 406.3 billion JPY compared to the previous fiscal year-end. Intangible Assets decreased by 293.1 billion JPY mainly due to amortization. Goodwill also decreased by 156.4 billion JPY resulting from divestitures for the current period. These decreases were partially offset by an increase in Assets Held for Sale of 157.2 billion JPY mainly due to reclassification of assets related to the divestiture of Takeda Consumer Healthcare Company Limited*1.
*1 In August 2020, Takeda announced that it has entered into an agreement to divest Takeda Consumer Healthcare Company Limited to Blackstone.
Liabilities. Total Liabilities as of September 30, 2020 were 7,748.2 billion JPY, reflecting a decrease of 345.4 billion JPY compared to the previous fiscal year-end. Bonds and Loans decreased by 185.3 billion JPY to 4,908.0 billion JPY*2 primarily as a result of the repayment of loans, the redemption of bonds and the reduction in commercial paper drawings. In addition, Deferred Tax Liabilities and Liabilities Held for Sale decreased by 73.3 billion JPY and 67.2 billion JPY, respectively.
*2 The carrying amount of Bonds was 3,830.4 billion JPY and Loans was 1,077.6 billion JPY as of September 30, 2020. Breakdown of Bonds and Loans carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,520 million USD)	June, 2015	June, 2022 ~ June, 2045	160.4
Unsecured US dollar denominated senior notes (6,400 million USD)	September, 2016	September, 2021 ~ September, 2026	642.7
Unsecured US dollar denominated senior notes (500 million USD)	July, 2017	January, 2022	52.7
Unsecured Euro denominated senior notes (6,250 million EUR)	November, 2018	November, 2020 ~ November, 2030	769.3
Unsecured US dollar denominated senior notes (4,500 million USD)	November, 2018	November, 2021 ~ November, 2028	473.3
Hybrid bonds (subordinated bonds)	June, 2019	June, 2079	497.1
Unsecured US dollar denominated senior notes (7,000 million USD)	July, 2020	March, 2030 ~ July, 2060	734.1
Unsecured Euro denominated senior notes (3,600 million EUR)	July, 2020	July, 2027 ~ July, 2040	441.7
Commercial Paper	July, 2020 ~ September, 2020	October, 2020 ~ December, 2020	59.1
Total			3,830.4

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April, 2016	April, 2023 ~ April, 2026	200.0
Syndicated loans	April, 2017	April, 2027	113.5
Syndicated loans (1,500 million USD)	April, 2017	April, 2027	158.2
Japan Bank for International Cooperation	January, 2019	December, 2025	390.9
(3,700 million USD)
Bilateral loans	March, 2016 ~ April, 2017	March, 2023 ~ March, 2026	210.0
Other			5.0
Total			1,077.6
In April 2020, the mandatory repayment of 10 billion JPY was made on USD and EUR syndicated term loan borrowings in accordance with the underlying loan agreements. Following this, on July 9, 2020, Takeda issued unsecured U.S. dollar-denominated senior notes with an aggregate principal amount of 7,000 million USD and unsecured Euro-denominated senior notes with an aggregate principal amount of 3,600 million EUR. The proceeds from the offerings of these notes were efficiently deployed towards accelerating the repayment of syndicated term loan borrowings of 3,250 million USD and 3,019 million EUR on July 10, 2020, together with the early redemption of unsecured senior notes with face values of 2,400 million USD and 1,250 million EUR on August 3, 2020 in advance of their original maturities of September 2021 and November 2020 respectively. Additionally, in July 2020, 130 billion JPY in mandatory repayments of debt issued in July 2013 were made comprising 70 billion JPY in loans and 60 billion JPY in unsecured straight bonds. There was also a decrease of 85.0 billion JPY in commercial paper drawings in the six months ended September 30, 2020.
Equity. Total Equity as of September 30, 2020 was 4,666.5 billion JPY, a decrease of 61.0 billion JPY compared to the previous fiscal year-end. This was mainly due to a 44.7 billion JPY decrease in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the appreciation of yen as well as a decrease of 32.9 billion JPY in Retained Earnings resulting from dividends payment of 141.9 billion JPY partially offset by Net Profit for the Period.
Consolidated Cash Flow

	Billion JPY
	FY2019 H1	FY2020 H1
Net cash from (used in) operating activities	341.1	392.0
Net cash from (used in) investing activities	330.4	28.2
Net cash from (used in) financing activities	(811.7)	(418.2)
Net increase (decrease) in cash and cash equivalents	(140.2)	2.0
Cash and cash equivalents at the beginning of the year	702.1	637.6
Effects of exchange rate changes on cash and cash equivalents	(19.0)	(8.6)
Net increase (decrease) in cash and cash equivalents resulting from a transfer from (to) assets held for sale	0.6	(0.2)
Cash and cash equivalents at the end of the period	543.5	630.9
Net cash from operating activities was 392.0 billion JPY for the current period compared to 341.1 billion JPY for the same period of the previous year. The increase of 50.9 billion JPY was mainly due to a 11.8 billion JPY increase in net profit for the period and an increase of favorable adjustments including a 82.6 billion JPY increase in income tax expenses mainly comprised of deferred tax which is a non-cash expense. The increase in net cash from operating activities was also resulting from favorable impacts in trade and other receivables as well as trade and other payables of 52.4 billion JPY and 15.1 billion JPY, respectively. These increases were partially offset by an adjustment for non-cash income of 60.2 billion JPY due to release from the obligation to divest the pipeline compound SHP 647 and certain associated rights, as well as an unfavorable impact of 58.1

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
billion JPY from an increase in inventories for the current period due to a decrease of the unwind of the fair value step up on acquired inventory recorded in relation to the Shire Acquisition.
Net cash from investing activities was 28.2 billion JPY for the current period compared to 330.4 billion JPY for the same period of the previous year. This decrease of 302.2 billion JPY was mainly due to a decrease in proceeds from sales of business of 344.1 billion JPY reflecting the sale of XIIDRA of 375.5 billion JPY for the same period of the previous year.
Net cash used in financing activities was 418.2 billion JPY for the current period compared to 811.7 billion JPY for the same period of the previous year. This decrease in net cash used of 393.5 billion JPY was mainly due to an increase in proceeds from issuance of bonds of 683.3 billion JPY as a result of issuance of U.S. dollar-denominated senior notes 7,000 million USD and Euro-denominated senior notes 3,600 million EUR for the current period compared to 500.0 billion JPY issuance of hybrid bonds for the same period of the previous year. There was a favorable impact from short-term loans and commercial papers of 371.5 billion JPY primarily due to repayment of the short-term syndicated loans 500.0 billion JPY in June 2019. These decreases in net cash used were partially offset by an increase in repayments of bonds and long-term loans of 642.5 billion JPY primarily resulting from early redemptions and repayments for the current period.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2021
The full year consolidated reported forecast for fiscal 2020 (fiscal year ending March 31, 2021) has been revised from the previous forecast (announced on July 31, 2020), as follows:
Full Year Reported Forecast for the Fiscal Year Ending March 31, 2021 (FY2020)

			Billion JPY or percentage
	Previous Forecast (July 31, 2020)	Revised Forecast (October 29, 2020)	vs. Previous Forecast
Revenue	3,250.0	3,200.0	(50.0)	(1.5)%
Operating profit	395.0	434.0	+39.0	+9.9%
Profit before tax	230.0	258.0	+28.0	+12.2%
Net profit for the period (attributable to owners of the Company)	92.0	124.0	+32.0	+34.8%
EPS (JPY)	58.91	79.39	+20.48	+34.8%
Core Operating Profit	984.0	984.0	—	—
Core EPS (JPY)	420	420	—	—
The revenue forecast has been decreased by 50.0 billion JPY, or 1.5%, versus the previous forecast to 3,200.0 billion JPY. This is mainly due to changes in the assumptions of foreign exchange rates reflecting the trend towards appreciation of the yen.
The Operating Profit forecast has been increased by 39.0 billion JPY, or 9.9%, to 434.0 billion JPY. This reflects assumptions for one-time gains from several announced divestitures that were not included in the previous forecast but are now expected to be recognized within the current fiscal year, with the exception of the sale of shareholdings in Takeda Consumer Healthcare Company Limited*1. These divestiture gains are non-recurring items and unrelated to our ongoing operations, and therefore do not affect our Core Operating Profit forecast, which remains unchanged at 984.0 billion JPY. Although there is a negative impact to Core Operating Profit from foreign exchange rate fluctuations, this is expected to be absorbed by business momentum underpinned by cost synergies and efficiencies.
The net profit for the period attributable to owners of the Company forecast has been increased by 32.0 billion JPY, or 34.8%, to 124.0 billion JPY, primarily due to the increase in profit before tax and updated tax rate assumptions.
*1 In August 2020, Takeda announced that it has entered into an agreement to divest Takeda Consumer Healthcare Company Limited (“TCHC”), a wholly-owned subsidiary of Takeda focused on the consumer health care market primarily in Japan, to Blackstone for a total value of 242.0 billion JPY*2. The transaction is expected to close by March 31, 2021, subject to customary legal and regulatory closing conditions. Takeda anticipates a pre-tax gain of approximately 140.0 billion JPY on the sale of shares of TCHC, to be recognized when the transfer of shares is executed and completed, however, it is not included in the revised forecast for the fiscal year ending March 31, 2021. Takeda will continue to assess the appropriate timing of inclusion of this event into its forecast, in consideration of the certainty of exact timing of deal closing.
*2 Enterprise value. Actual transfer price will be determined after adjustment for items including net debt and working capital.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
Major assumptions used in preparing the FY2020 Revised Reported Forecast

		Billion JPY or percentage
	Previous Forecast (July 31, 2020)	Revised Forecast (October 29, 2020)
FX rates	1 USD = 109 JPY 1 Euro = 120 JPY 1 RUB = 1.6 JPY 1 BRL = 23.3 JPY 1 CNY = 15.5 JPY	1 USD = 106 JPY 1 Euro = 122 JPY 1 RUB = 1.4 JPY 1 BRL = 19.4 JPY 1 CNY = 15.3 JPY
R&D expenses	(447.0)	(448.0)
Shire integration costs
Other operating expenses (restructuring costs)	(90.0)	(90.0)
Shire purchase accounting adjustments
Cost of sales (unwind of inventories step-up)	(85.7)	(79.1)
Cost of sales (depreciation of PPE step-up)	(2.0)	(2.0)
SG&A and R&D expenses	0.7	0.7
Amortization of intangibles assets (Shire acquisition)	(324.0)	(319.0)
Other operating income (release of obligation to divest SHP647)	60.0	60.0
Other non-cash items
Amortization of intangible assets (Legacy Takeda)	(83.0)	(84.0)
Impairment losses on intangible assets	(50.0)	(50.0)
Other operating income/expenses
Other operating income (excluding release of obligation to divest SHP647)	58.0	103.4
Other operating expenses (excluding Shire integration related)	(73.0)	(90.0)
Finance expenses
Interests	(133.0)	(131.0)
Others	(20.0)	(35.0)
Free cash flow (including announced divestitures)	600.0 to 700.0	700.0 to 800.0
Capital expenditures (cash flow base)	(180.0) to (230.0)	(180.0) to (230.0)
Depreciation and amortization (excluding intangible assets associated with products)	(150.0)	(150.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	High teens - low 20s%	Mid-high teen %

Management Guidance*

	Guidance as of July 31, 2020	Guidance as of October 29, 2020
Underlying Revenue Growth	Low-single-digit growth	Low-single-digit growth
Underlying Core Operating Profit Growth	High-single-digit growth	High-single-digit growth
Underlying Core Operating Profit Margin	Low-30s%	Low-30s%
Underlying Core EPS Growth	Low-teen growth	Low-teen growth
* Please refer to section 1. (1) (ii) Underlying Results (April 1 to September 30, 2020), Definition of Core and Underlying Growth.
There are no changes to Management Guidance.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
Other assumptions used in preparing the FY2020 Revised Reported Forecast and Management Guidance
•To date, Takeda has not experienced a material effect on its financial results as a result of the global spread of the novel coronavirus infectious disease (COVID-19), despite the various effects on its operations as detailed elsewhere herein. Based on currently available information, Takeda believes that its financial results for FY2020 will not be materially affected by COVID-19 and, accordingly, Takeda's FY2020 forecast reflects this belief. However, the situation surrounding COVID-19 remains highly fluid, and future COVID-19-related developments in FY2020, including new or additional COVID-19 outbreaks and additional or extended lockdowns, shelter-in-place orders or other government action in major markets, could result in further or more serious disruptions to Takeda’s business, such as slowdowns in demand for Takeda’s products, supply chain related issues or significant delays in its clinical trial programs. These events, if they occur, could result in an additional impact on Takeda’s business, results of operations or financial condition, as well as result in significant deviations from Takeda’s FY2020 forecast.
•Takeda does not expect any additional 505(b)2 competitor for subcutaneous VELCADE to launch in the U.S. within FY2020;
•The revised forecast includes the impact of divestitures disclosed by Takeda as of October 29, 2020, with the exception of the divestment of TCHC.

Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
(4) Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
The effects of the spread of COVID-19 are impacting, or could potentially impact, various business activities within Takeda.
In monitoring demand for our products, we have seen limited impact to date as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. However, an adverse effect due to the spread of COVID-19 has been observed in certain therapeutic areas, especially in Neuroscience in the first several months of the outbreak, for reasons such as less frequent visits by patients to medical care providers, on the other hand, an expansion of certain products with a more convenient administration profile was observed in the early phase of the outbreak. Both of these trends normalized towards the end of the six-month period to pre-COVID-19 levels. In terms of our global supply chain, based on current assessments, we have not yet seen, nor do we anticipate, any material potential supply distribution issues due to the COVID-19 outbreak.
During the course of our business operations, we have implemented voluntary suspensions of certain business activities, including business travel, attending industry events, and holding company-sponsored events.
In the early stages of the global pandemic, we placed a temporary pause on the initiation of new clinical trial studies, with the exception of CoVIg-19, the investigational plasma-derived therapy for COVID-19. At the same time, for studies already ongoing, we temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. This was a short-term action and we have resumed most of our trial activities in the last three months.
While we do anticipate some delays on some studies, we are closely monitoring the situation on a per-study level, down to each country and site.
As we continue to monitor developments in the financial markets, we currently do not anticipate any material liquidity or funding-related issues.

(ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19
Guided by our values, Takeda's response to COVID-19 has focused on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work.
In order to address the issues relating to COVID-19, in January 2020 we activated a Global Crisis Management Committee (GCMC), who along with the support of internal and external experts has guided Takeda’s response to the pandemic. This includes the development of employee guidance, support resources, and implementing enhanced infection control and workplace case management protocols across our essential operations. The GCMC have also developed comprehensive workplace readiness checklists to support a safe and gradual return to office workplaces where this is possible.
With regards to measures to safeguard employees, we have continued to enforce work from home policies and provide enhanced technology to support such initiatives. We have applied our telework guidance broadly to our global employees including as many of our customer facing employees as possible, especially those who interact with health care professionals. For our employees who are required to continue to work on-site in our manufacturing, laboratory, and BioLife plasma donation facilities, we have implemented enhanced safety measures to mitigate the spread of the virus.
Our Global Crisis Management Committee and a dedicated Return to the Workplace Team developed guidance on how to configure our "new workplace" to limit the introduction and transmission of the COVID-19 virus while maintaining and even strengthening our operations. Plans are being tailored to each country and are based on the science, epidemiology, and relevant local public health context, but also follow common principles and requirements such as compliance with local government and public health regulations; workplace readiness including necessary infection prevention measures like face coverings and physical distancing; reduced population density; enhanced infection control protocols; employee-specific circumstances; and a careful, stepwise approach. We do not intend to have one single strategy or policy. Instead, we are creating core principles, design guidance and toolkits that will help Takeda leaders determine and implement the best working environment strategy for their teams post-COVID.
We have also extended restrictions on all non-essential international travel in principle through December 31, 2020 and on large external meetings until March 31, 2021 while monitoring the situation on an ongoing basis.
Our field force are resuming a small number of face to face engagements with customers, with the majority of all interactions still virtual. Where we are engaging face to face, it is with the agreement of healthcare providers and employees

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
follow strict infection prevention protocols set out by both Takeda and any additional public health and customer requirements.
Takeda has aided the COVID-19 response through donations, including approximately US$25 million to non-profit organizations including the Red Cross and United Nations-led organizations (World Food Programme (WFP), United Nations Population Fund (UNFPA), and International Atomic Energy Agency (IAEA)), while also providing in-kind donations and matching employee donations.
In order to maintain business continuity, we are managing levels of inventory, including assessing alternative suppliers for the production of our medicines, to secure product supply continuity for patients. This strategy is generally applied across our global supply chain for key starting materials, excipients, raw materials, APIs, and finished products. We are tracking the situation as it evolves and will take all necessary actions in an effort to ensure supply continuity for the people we serve.
In R&D, where possible, Takeda has implemented solutions such as direct to patient delivery of study medicines and the re-evaluation of trial design to account for potential disruptions. We continue to assess and build out digital technologies to enable remote monitoring of patients enrolled in clinical trials.
CoVIg-19 is one example of Takeda’s initiatives to develop potential therapies to combat COVID-19. In April 2020, we joined other leading plasma companies to form the CoVIg-19 Plasma Alliance, putting patients first and setting aside individual company interests in the quest to fight COVID-19. In early October 2020, the CoVIg-19 Plasma Alliance announced patients are now being enrolled in the NIAID/NIH Phase 3 ITAC clinical trial evaluating the safety, tolerability and efficacy of hyperimmune globulin (H-Ig) to treat individuals at risk for serious complications from COVID-19. We expect it will take several months to complete the study. Assuming the clinical trial is successful, we will prepare to submit for regulatory authorization. We continue to urge individuals who have recovered from COVID-19 to donate convalescent plasma, which contains vital antibodies that could help others fight the disease, through the “Fight Is In Us” campaign in the U.S.
In addition to the CoVIg-19 Plasma Alliance, Takeda has undertaken a number of efforts to help the world respond to COVID-19, including the evaluation of a number of our marketed products and pipeline compounds for efficacy against the COVID-19 virus and participation in global research collaborations.
In August 2020, Takeda announced our partnership with Novavax, for the development, manufacturing and commercialization of the Novavax's COVID-19 vaccine candidate (NVX CoV2373) in Japan for protection of the Japanese population.

(iii) Business risks associated with the continued global spread of COVID-19
Depending on the severity and duration of the impacts resulting from COVID-19 pandemic, and despite our various efforts, we may experience further adverse effects on our business including, but not limited to, disruptions to our ability to procure raw materials or to supply products, additional disruptions to our clinical trial programs, or disruptions to our ability to observe regulations applicable to us. It is currently unclear how long the pandemic will last and, even if the global spread of COVID-19 is slowed or halted, the effects may continue to affect our business, financial condition and results of our operations for a potentially extended period of time. It is unclear what the medium-term financial implications of the COVID-19 pandemic will be, particularly with respect to those which may arise from issues such as rising unemployment, changes in payer mix, and the possibility of the introduction of government initiatives to reduce healthcare spending.
We will continue to closely monitor the situation and take necessary measures to minimize any future business risks.

(iv) FY2020 H1 financial impact from COVID-19
The overall impact of the global spread of COVID-19 on Takeda’s consolidated financial results for the six-month period ended September 30, 2020 was not material. In terms of revenue, although an adverse effect due to COVID-19 has been observed in certain therapeutic areas, especially in Neuroscience in the first several months of the period, for reasons such as patients’ less frequent visits to medical care providers, on the other hand, an expansion of certain products with a more convenient administration profile was observed in the early phase of the outbreak. Both of these trends normalized towards the end of the six-month period to pre-COVID-19 levels. With regard to operating expenses, voluntary suspension of certain business activities such as business travel and events in response to COVID-19 led to lower spending. As a result of these factors, an impact on Takeda’s profit was immaterial.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
(v) FY2020 anticipated financial impact from COVID-19 and assumptions used for the financial forecast
Please refer to 1. Financial Highlights for the six-month period ended September 30, 2020, (3) Outlook for the Fiscal Year Ending March 31, 2021.

(5) Interim Dividend for Fiscal 2020
Takeda maintains its annual dividend policy of 180 JPY per share.
For the six-month period ended September 30, 2020, Takeda’s Board of Directors approved the payment of an interim dividend of 90 JPY per share. The dividend will be paid on December 1, 2020.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Six-month Period Ended September 30,
	2019	2020
Revenue	1,660,169	1,590,785
Cost of sales	(562,008)	(487,720)
Selling, general and administrative expenses	(462,469)	(418,631)
Research and development expenses	(230,363)	(224,978)
Amortization and impairment losses on intangible assets associated with products	(225,223)	(208,097)
Other operating income	11,316	69,463
Other operating expenses	(82,389)	(105,234)
Operating profit	109,033	215,588
Finance income	17,370	29,628
Finance expenses	(99,268)	(110,720)
Share of profit (loss) of investments accounted for using the equity method	4,031	(8,935)
Profit before tax	31,166	125,561
Income tax (expenses) benefit	43,668	(38,972)
Net profit for the period	74,834	86,589
Attributable to:
Owners of the Company	74,738	86,548
Non-controlling interests	96	41
Net profit for the period	74,834	86,589
Earnings per share (JPY)
Basic earnings per share	48.01	55.45
Diluted earnings per share	47.87	55.13
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Profit or Loss for the six-month period ended September 30, 2019 were retrospectively adjusted.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Six-month Period Ended September 30,
	2019	2020
Net profit for the period	74,834	86,589
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(9,916)	31,352
Remeasurement of defined benefit pension plans	(4,612)	(2,759)
	(14,528)	28,593
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(181,983)	(31,403)
Cash flow hedges	(1,256)	(5,889)
Hedging cost	(67)	(13,544)
Share of other comprehensive income of investments accounted for using the equity method	3	97
	(183,303)	(50,739)
Other comprehensive loss for the period, net of tax	(197,831)	(22,146)
Total comprehensive income (loss) for the period	(122,997)	64,443
Attributable to:
Owners of the Company	(123,114)	64,272
Non-controlling interests	117	171
Total comprehensive income (loss) for the period	(122,997)	64,443
 (Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Comprehensive Income for the six-month period ended September 30, 2019 were retrospectively adjusted.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2020	As of September 30, 2020
ASSETS
Non-current assets:
Property, plant and equipment	1,386,370	1,366,950
Goodwill	4,012,528	3,856,147
Intangible assets	4,171,361	3,878,257
Investments accounted for using the equity method	107,334	100,052
Other financial assets	262,121	249,550
Other non-current assets	103,846	100,226
Deferred tax assets	308,102	278,429
Total non-current assets	10,351,662	9,829,611
Current assets:
Inventories	759,599	743,482
Trade and other receivables	757,005	753,985
Other financial assets	15,822	15,314
Income taxes receivable	27,916	15,821
Other current assets	114,196	111,215
Cash and cash equivalents	637,614	630,868
Assets held for sale	157,280	314,451
Total current assets	2,469,432	2,585,136
Total assets	12,821,094	12,414,747

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,506,487	4,631,418
Other financial liabilities	399,129	476,605
Net defined benefit liabilities	156,617	165,764
Income taxes payable	54,932	47,862
Provisions	37,605	32,374
Other non-current liabilities	52,793	47,719
Deferred tax liabilities	710,147	636,845
Total non-current liabilities	5,917,710	6,038,587
Current liabilities:
Bonds and loans	586,817	276,616
Trade and other payables	318,816	272,778
Other financial liabilities	95,706	90,881
Income taxes payable	182,738	144,711
Provisions	405,245	457,566
Other current liabilities	499,386	447,085
Liabilities held for sale	87,190	20,024
Total current liabilities	2,175,898	1,709,661
Total liabilities	8,093,608	7,748,248

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)

	JPY (millions)
	As of March 31, 2020	As of September 30, 2020
EQUITY
Share capital	1,668,123	1,668,145
Share premium	1,680,287	1,668,872
Treasury shares	(87,463)	(59,565)
Retained earnings	1,369,972	1,337,065
Other components of equity	92,564	47,885
Equity attributable to owners of the company	4,723,483	4,662,402
Non-controlling interests	4,003	4,097
Total equity	4,727,486	4,666,499
Total liabilities and equity	12,821,094	12,414,747

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2019 (From April 1 to September 30, 2019)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2019	1,643,585	1,650,232	(57,142)	1,595,431	299,128	46,380
Cumulative effects of changes in accounting policies				(512)
Restated opening balance	1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380
Net profit for the period				74,738
Other comprehensive income (loss)					(182,003)	(9,914)
Comprehensive income (loss) for the period	—	—	—	74,738	(182,003)	(9,914)
Transaction with owners:
Issuance of new shares	24,507	24,507
Acquisition of treasury shares			(52,737)
Disposal of treasury shares		(0)	0
Dividends				(140,836)
Transfers from other components of equity				16,388		(21,000)
Share-based compensation		13,524
Exercise of share-based awards		(22,122)	22,797
Total transactions with owners	24,507	15,909	(29,940)	(124,448)	—	(21,000)
As of September 30, 2019	1,668,092	1,666,141	(87,082)	1,545,209	117,125	15,466

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurement of defined benefit pensions plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2019	2,959	1,412	—	349,879	5,181,985	4,006	5,185,991
Cumulative effects of changes in accounting policies				—	(512)		(512)
Restated opening balance	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the period				—	74,738	96	74,834
Other comprehensive income (loss)	(1,256)	(67)	(4,612)	(197,852)	(197,852)	21	(197,831)
Comprehensive income (loss) for the period	(1,256)	(67)	(4,612)	(197,852)	(123,114)	117	(122,997)
Transaction with owners:
Issuance of new shares				—	49,014		49,014
Acquisition of treasury shares				—	(52,737)		(52,737)
Disposal of treasury shares				—	0		0
Dividends				—	(140,836)	(153)	(140,989)
Transfers from other components of equity			4,612	(16,388)	—		—
Share-based compensation				—	13,524		13,524
Exercise of share-based awards				—	675		675
Total transactions with owners	—	—	4,612	(16,388)	(130,360)	(153)	(130,513)
As of September 30, 2019	1,703	1,345	—	135,639	4,927,999	3,970	4,931,969
  (Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Changes in Equity for the six-month period ended September 30, 2019 were retrospectively adjusted.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
Six-month period ended September 30, 2020 (From April 1 to September 30, 2020)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2020	1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891
Net profit for the period				86,548
Other comprehensive income (loss)					(31,402)	31,318
Comprehensive income (loss) for the period	—	—	—	86,548	(31,402)	31,318
Transaction with owners:
Issuance of new shares	22	22
Acquisition of treasury shares			(2,135)
Disposal of treasury shares		(0)	2
Dividends				(141,858)
Transfers from other components of equity				22,403		(25,162)
Share-based compensation		18,098
Exercise of share-based awards		(29,535)	30,031
Total transactions with owners	22	(11,415)	27,898	(119,455)	—	(25,162)
As of September 30, 2020	1,668,145	1,668,872	(59,565)	1,337,065	60,446	29,047

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurement of defined benefit pensions plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2020	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486
Net profit for the period				—	86,548	41	86,589
Other comprehensive income (loss)	(5,889)	(13,544)	(2,759)	(22,276)	(22,276)	130	(22,146)
Comprehensive income (loss) for the period	(5,889)	(13,544)	(2,759)	(22,276)	64,272	171	64,443
Transaction with owners:
Issuance of new shares				—	44		44
Acquisition of treasury shares				—	(2,135)		(2,135)
Disposal of treasury shares				—	2		2
Dividends				—	(141,858)	(77)	(141,935)
Transfers from other components of equity			2,759	(22,403)	—		—
Share-based compensation				—	18,098		18,098
Exercise of share-based awards				—	496		496
Total transactions with owners	—	—	2,759	(22,403)	(125,353)	(77)	(125,430)
As of September 30, 2020	(28,619)	(12,989)	—	47,885	4,662,402	4,097	4,666,499

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Six-month Period Ended September 30,
	2019	2020
Cash flows from operating activities:
Net profit for the period	74,834	86,589
Depreciation and amortization	293,099	280,531
Impairment losses	18,557	8,303
Equity-settled share-based compensation	13,524	18,098
Change in estimate of liabilities related to SHP647	—	(60,179)
Loss on sales and disposal of property, plant and equipment	240	323
Gain on divestment of business and subsidiaries	(3,516)	(730)
Loss on liquidation of foreign operations	399	—
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	2,605	19,937
Finance (income) and expenses, net	81,898	81,092
Share of loss (profit) of investments accounted for using the equity method	(4,031)	8,935
Income tax expenses (benefit)	(43,668)	38,972
Changes in assets and liabilities:
Increase in trade and other receivables	(53,938)	(1,542)
Decrease in inventories	61,129	3,010
Decrease in trade and other payables	(41,477)	(26,336)
Increase in provisions	47,591	41,490
Other, net	(15,575)	(26,377)
Cash generated from operations	431,671	472,116
Income taxes paid	(97,656)	(103,775)
Tax refunds and interest on tax refunds received	7,072	23,670
Net cash from operating activities	341,087	392,011
Cash flows from investing activities:
Interest received	7,116	577
Dividends received	1,141	177
Acquisition of property, plant and equipment	(55,083)	(50,479)
Proceeds from sales of property, plant and equipment	69	38,535
Acquisition of intangible assets	(21,354)	(30,413)
Acquisition of investments	(3,946)	(6,219)
Proceeds from sales and redemption of investments	40,582	50,650
Acquisition of businesses, net of cash and cash equivalents acquired	(4,580)	—
Proceeds from sales of business, net of cash and cash equivalents divested	375,536	31,400
Other, net	(9,067)	(6,004)
Net cash from investing activities	330,414	28,224

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)

	JPY (millions)
	Six-month Period Ended September 30,
	2019	2020
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(461,371)	(89,917)
Proceeds from issuance of bonds and long-term loans	496,190	1,179,515
Repayments of bonds and long-term loans	(623,119)	(1,265,629)
Payments for settlement of forward rate agreement related to bonds	—	(34,830)
Acquisition of treasury shares	(3,724)	(2,135)
Interest paid	(61,039)	(47,562)
Dividends paid	(140,811)	(141,754)
Acquisition of non-controlling interests	(1,700)	—
Repayments of lease liabilities	(14,624)	(15,779)
Other, net	(1,472)	(119)
Net cash used in financing activities	(811,670)	(418,210)
Net increase (decrease) in cash and cash equivalents	(140,169)	2,025
Cash and cash equivalents at the beginning of the year
(Consolidated statements of financial position)	702,093	637,614
Cash and cash equivalents reclassified back from assets held for sale	629	—
Cash and cash equivalents at the beginning of the year	702,722	637,614
Effects of exchange rate changes on cash and cash equivalents	(19,036)	(8,570)
Cash and cash equivalents at the end of the period	543,517	631,069
Cash and cash equivalents reclassified to assets held for sale	—	(201)
Cash and cash equivalents at the end of the period
(Consolidated statements of financial position)	543,517	630,868
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Cash Flows for the six-month period ended September 30, 2019 were retrospectively adjusted.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2020 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Six-month period ended September 30, 2020 (April 1 to September 30, 2020)
Not applicable.
(Significant Accounting Policies)
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2020.
Takeda calculated income tax expenses for the six-month period ended September 30, 2020, based on the estimated average annual effective tax rate.
(Significant Changes in Equity Attributable to Owners of the Company)
Six-month period ended September 30, 2020 (April 1 to September 30, 2020)
Not applicable.
(Significant Subsequent Events)
Not applicable.

APPENDIX

1 FY2020 H1 Reconciliation from Reported Revenue to Underlying Revenue
2 FY2020 H1 Reconciliation from Reported to Core/Underlying Core
3 FY2019 H1 Reconciliation from Reported to Core/Underlying Core

1 FY2020 H1 Reconciliation from Reported Revenue to Underlying Revenue

H1
(Billion JPY)	FY2019	FY2020	vs. PY
Revenue	1,660.2	1,590.8	(69.4)	- 4.2%
FX effects*1				+3.1pp
Divestitures*2				+1.6pp
XIIDRA				+0.5pp
NEMEA & Russia/CIS				+1.0pp
TACHOSIL				+0.1pp
Others				+0.0pp
Underlying Revenue Growth				+ 0.5%

*1 FX adjustment applies FY2019 plan rate to both periods (1USD=111JPY, 1EUR=129JPY).
*2 Major adjustments are as follow;
•Net sales from XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from FY2019 H1.
•Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries, is excluded from FY2019 H1 as the divestiture was completed in March 2020.
•Revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States, is excluded from FY2019 H1 as the divestiture was completed in March 2020.
•Net sales from TACHOSIL are excluded from both FY2020 H1 and FY2019 H1.
•Net sales of products related to divestiture agreements that were publicly announced and expected to complete within the calendar year 2020 are also excluded from both FY2020 H1 and FY2019 H1.

2 FY2020 H1 Reconciliation from Reported to Core/Underlying Core

FY2020 H1
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization & impairment of intangible assets	Other operating income/expense	Shire integration costs	Shire purchase accounting adjustments	TEVA JV related accounting adjustments	Swiss tax reform	Others		FX	Divestitures
Revenue	1,590.8								1,590.8	95.1	(33.2)	+0.5%
Cost of sales	(487.7)				47.3				(440.4)	(25.9)	9.7
Gross Profit	1,103.1				47.3				1,150.4	69.2	(23.5)
SG&A expenses	(418.6)			0.0	(0.6)				(419.2)	(22.9)
R&D expenses	(225.0)			(0.2)	(0.1)			1.7	(223.6)	(8.1)
Amortization of intangible assets	(206.0)	45.7			160.3				—
Impairment losses on intangible assets	(2.1)	2.1							—
Other operating income	69.5		(8.6)		(60.2)	(0.7)			—
Other operating expenses	(105.2)		46.7	40.0				18.6	—
Operating profit	215.6	47.8	38.1	39.8	146.7	(0.7)		20.3	507.6	38.2	(23.5)	+1.9%
Margin	13.6%								31.9%			31.6%＊
Financial income/expenses	(81.1)			7.9	8.8			0.5	(63.9)	2.7
Equity income/loss	(8.9)					11.0			2.1	(0.1)
Profit before tax	125.6	47.8	38.1	47.7	155.5	10.3		20.8	445.8	40.8	(23.5)
Tax expenses	(39.0)	(11.5)	(5.9)	(8.5)	(27.1)	(3.2)		(5.1)	(100.2)	(4.6)	5.5
Non-controlling interests	(0.0)								(0.0)	0.0
Net profit	86.5	36.3	32.2	39.1	128.4	7.2		15.7	345.5	36.2	(18.0)
EPS (yen)	55								221	24	(12)	(0.4)%
Number of shares (millions)	1,561								1,561			1,558

* Underlying Core Operating Profit Margin.

3 FY2019 H1 Reconciliation from Reported to Core/ Underlying Core

FY2019 H1
(Billion JPY)	REPORTED*1	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments *1	Teva JV related accounting adjustments	Swiss tax reform	Others		FX	Divestitures
Revenue	1,660.2								1,660.2	44.2	(60.0)
Cost of sales	(562.0)				127.5				(434.5)	(11.0)	12.5
Gross Profit	1,098.2				127.5				1,225.7	33.1	(47.5)
SG&A expenses	(462.5)			1.4	2.3				(458.8)	(11.9)
R&D expenses	(230.4)			5.2	(0.1)				(225.3)	(3.0)
Amortization of intangible assets	(207.9)	45.0			162.9				—
Impairment losses on intangible assets	(17.3)	17.3							—
Other operating income	11.3		(9.9)			(1.4)			—
Other operating expenses	(82.4)		23.6	58.8					—
Operating profit	109.0	62.3	13.8	65.3	292.6	(1.4)			541.6	18.3	(47.5)
Margin	6.6%								32.6%			31.2%
Financial income/expenses	(81.9)			3.5	8.4			(0.4)	(70.3)	4.2
Equity income/loss	4.0					1.2			5.3	0.0
Profit before tax	31.2	62.3	13.8	68.8	301.1	(0.1)		(0.4)	476.5	22.5	(47.5)
Tax expenses	43.7	(11.1)	1.2	(13.1)	(51.0)	0.0	(56.3)	(9.5)	(96.1)	(1.4)	11.4
Non-controlling interests	(0.1)								(0.1)	(0.0)
Net profit	74.7	51.3	15.0	55.7	250.1	(0.1)	(56.3)	(9.9)	380.4	21.1	(36.1)
EPS (yen)	48								244	13	(23)	235
Number of shares (millions)	1,557								1,557			1,558

*1 During FY2019, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition.
Accordingly, PL statements for FY2019 H1 were retrospectively adjusted.

Important Notice
For the purposes of this notice, "report" means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited ("Takeda") regarding this release. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-3.
Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").